UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT
PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2022

Rayton Solar Inc.
(Exact name of issuer as specified in its charter)

Commission File Number: 24R-00080

Delaware	46-4933370
(State or other jurisdiction of incorporation or	(I.R.S. Employer Identification No.)
organization)

16600 Aston St.
Irvine, CA	92606
(Address of principal executive offices)	(Zip Code)

(949) 538-7165
Issuer’s telephone number, including area code

Common Stock, par value $0.0001 per share
(Title of each class of securities issued pursuant to Regulation A)

In this Annual Report, references to “Rayton,” “Rayton Solar,” “we,” “us,” “our,” or “the Company” mean Rayton Solar Inc.

THIS ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THIS REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

DESCRIPTION OF BUSINESS

Overview

Rayton Solar, Inc., which does business as Rayton, was incorporated in the State of Delaware on October 17, 2013. In 2019, the Company pivoted from a focus on silicon photovoltaic modules (“PV modules”) to use its unique manufacturing processes to create lower cost gallium arsenide (“GaAs”) wafers for the semiconductor industry as a whole. GaAs wafers serve as the foundation for microchips that are used in automotive, aerospace, 5G, LED, and solar applications. In 2021, we received delivery of our particle accelerator. While we had hoped to begin the manufacturing of wafers for testing in 2022, we were unable to commence the manufacturing process due to insufficient capital needed to invest into the gas management system, and other systems and personnel needed to continue with accelerator installation and testing. We plan to resume these activities and make these investments when we raise sufficient capital.

Transition from Purely Solar to Wider Product Range

At Rayton, we are very excited about the interest today in GaAs wafers. Our shift away from solely thinking about solar technology applications is a result of seeing an industry opportunity which we are strategically positioned to service. Silicon has played an essential role to the semiconductor industry to-date. However, we have entered an age where certain applications require more expensive semiconductor material than silicon. In the high-frequency and high-power regimes, silicon is not suited to play a strong role. Semiconductor compounds such as gallium nitride (GaN), gallium arsenide (GaAs), and silicon carbide (SiC) have better electronic properties than silicon. However, the material costs for GaN, GaAs and SiC are magnitudes higher than silicon.

New applications, such as 5G, 3D image recognition, fast high-power charging, and electric cars, require better performing semiconductors than silicon. At Rayton we have decided to service the people making these applications by providing them with lower cost GaAs wafers. The wafers serve as the building blocks for these devices, so Rayton has the opportunity to see the upside of multiple applications of GaAs wafers. Solar and renewable energy is still part of our business plan. We believe that GaAs wafers can be part of the solution for the development of high efficiency solar cells for electric cars, and high current power electronics.

The shift away from our sole focus on solar was also determined by our need to serve the financial interest of our investors. Over the past few years there has been significant change in the solar industry. Factors such as low-cost Chinese manufactured panels, and trade tariffs have made it difficult for solar companies such as Sun Edison, Solar World, Vivint, and Solar City to continue with their business; thereby reducing the potential customer market for our PV modules.

Principal Products and Services

Following the acquisition of additional semiconductor processing equipment, Rayton intends to use its technology to engineer GaAs wafers for use by chipmakers. GaAs is a semiconductor compound of two elements, gallium (Ga) and arsenic (As). GaAs wafers are used in a variety of applications because of their advantages over other semiconductors, like high electron mobility, wide temperature operating range, high thermal stability, and low noise. This makes GaAs wafers well suited for ultra-high frequency, optoelectronic, and fast electronic switching applications.

We intend to be part of the manufacturing process that takes GaAs and applies it into retail electronic goods. We would start by buying GaAs wafers in bulk from producers like Freiberger, and Sumitomo. We would then engineer those GaAs wafers into a product suitable for foundries like VPEC and IQE, who build microelectronic devices on the wafers. Those foundries then sell these devices to the chipmakers who turn them into products used in retail electronics. A current example of a GaAs based device is the VCSEL chips used for facial recognition in iPhones and other smartphones and tablets.

The following image displays examples of current participants in the semiconductor wafer production process and where Rayton would fit:

Technology

The Company's previous focus was on solar energy. Through the use of a particle accelerator co-developed with SHINE Technologies, LLC (formerly Phoenix Nuclear Labs, LLC) ("SHINE"), Rayton is able to achieve close to zero waste and create cost-efficient PV modules. However, the Company realized that the developed technology could be put to additional use beyond just the development of PV modules. Applying the technology that Rayton has already developed, the Company believes it will be able to manufacture engineered GaAs wafers at a price significantly lower than existing manufacturers. The manufacturing process for Rayton’s PV material and GaAs wafers is patented.

Particle Accelerator Technology

We use a high-current, high-voltage proton particle accelerator from Phoenix Laboratories to slice GaAs wafers. This process, as compared to the current practice of using diamond wire saws for cutting semiconductor materials, reduces waste by up to 50%. Use of diamond wire saws wastes half the processed materials, and typically results in semiconductor wafers which are 200 microns thick. Our process allows for cutting the materials down to two micron wafer thickness without significant yield loss or breakage.

Further, the Company’s accelerator has a higher beam current; thus, higher throughput compared to competing particle accelerator methods. Because of this, we believe our particle accelerator is capable of making up to 100 times as many wafers with the same amount of semiconductor material as our competitors use to make just one wafer.

Fabrication Process

To produce our engineered wafers, we first accelerate protons within our particle accelerator and they are directed towards and implanted a few microns deep into a semiconductor wafer (e.g. GaAs, SiC, InP or GaN). Second, the implanted wafer is bonded to a less expensive, compatible carrier wafer. For example, sapphire (Al2O3) is a good option as the carrier wafer for GaAs bonding. Third, with a thermal annealing process, a thin layer of the semiconductor material is exfoliated from its original wafer, while maintaining the bond with the carrier wafer. This process can be used to produce an engineered wafer that has a device layer of a few microns on a carrier wafer. For instance, two-micron thick layers of GaAs on sapphire can be produced. The advantage of this process is that the original wafer can be reused up to 100 times which produces over 100 engineered wafers for each source wafer.

Rayton's unique fabrication process makes use of a one-of-a-kind proton implanter jointly designed and built by Rayton and SHINE Technologies.

The high current of this proton implanter and a unique set of magnets to shape the proton beam, allows for a potential throughput that is much higher than the current industry standard. Based on our desire to sell GaAs wafers below the current market price, and potential throughput, we believe a full production line beginning with our particle accelerator could lead to the production of a sufficient number of wafers to generate approximately $32 million in annual gross revenue. We then estimate that the full production line would incur a cost of goods sold of approximately $9 million, and total operating expenses of approximately $5.2 million.

Engineering and Development to Date

The particle accelerator for producing engineered GaAs wafers is on site at Rayton's facility in Irvine, CA, allowing us to reach our Beta Phase of operations. Rayton does not currently manufacture GaAs wafers at high volume. Current manufacturing capabilities are for sample materials that can be used for testing purposes with potential customers. For example, a potential customer can be sent a Rayton wafer and then run it through their manufacturing lines and further upstream processes to make their devices and test them for quality assurance and performance metrics. While Rayton had hoped to produce sample material by mid to late 2022, production of these materials requires large purchases and personnel investments which we were not able to make due to a lack of capital. For example, we could not afford to make the investment into the gas management system, with an estimated cost of $80K, that is needed to continue with the accelerator installation and testing. We plan to resume these activities and make these investments when we raise enough capital. Once we have developed the full proof-of-concept and have generated interest from potential customers, additional capital investment will be required. We believe we would need to raise an additional $14M for equipment and operations to manufacture at commercial scale.

The particle accelerator is paid off in full and on site at Rayton's facility in Irvine, CA. We are in the process of installing the accelerator and will be able to complete the installation process once we have sufficient capital..

Management

The Company is led by Andrew Yakub, who has been the Company’s Chief Executive Officer since its inception. The Company has been further supported by its Board of Directors and advisors. The Company believes that this management team knows what is required to develop, finance, and commercialize its engineered GaAs wafers.

Market

The Company has been accepted into the NVIDIA Inception program (the “NVIDIA Program”). The NVIDIA Program is a free program that is designed to help startups evolve faster through access to cutting-edge technology and NVIDIA experts. The NVIDIA Program will also provide us with opportunities to connect with venture capitalists and co-marketing support to heighten our visibility.

The Company plans to sell specific engineered GaAs wafers for $75 as opposed to the $100 current market price. The GaAs wafer market was $912.8M in 2020 and growing with a CAGR of 12.3%. The overall GaAs device market is expected to grow to $22 billion by 2026. Rayton would buy GaAs wafers in bulk from producers such as Freiberger, and Sumitomo. Rayton would then use its processes to lower the cost of the GaAs wafer. Rayton would then be able to sell its engineered GaAs wafers to foundries like VPEC and IQE who grow devices on the wafers. They then sell these devices to the chipmakers who turn them into products used in retail electronics. The Company has not yet established relationships with the identified bulk wafer manufacturers or foundries.

In April 2021, President Biden proposed an infrastructure stimulus plan that includes $50 billion for the semiconductor industry, with an emphasis on expanding U.S. manufacturing of chips (the “CHIPS Act”). Additionally, the CHIPS Act provides a 25% investment tax credit for capital expenses for manufacturing of semiconductors and related equipment. In order to participate, the Company will need to demonstrate significant worker and community investments. We are waiting for the government to announce grant options that may be available to the Company.

ENGINEERED SUBSTRATES APPLICATIONS
WIRELESS
HANDSET
SOLAR
DEFENSE
LEDS
PHOTONICS
Benefits of Rayton's engineered wafers
MORE FLEXIBILITY
PATENTED
MORE ROBUST
LOW-COST
enabled by Rayton's ion implantation technologies
AVERAGE GALLIUM ARSENIDE PRICE PER WAFER
$100
RAYTON GALLIUM ARSENIDE PRICE PER WAFER
$75

Currently, wafer growth foundries such as Freiberger and Sumitomo grow ingots of GaAs in crucibles. They then slice these ingots into 500-600 micron thick wafers. The slicing process wastes up to half of the raw material from the ingot, and the thickness is much greater than what is needed for an active region in semiconductor devices. These 500-600 micron thick wafers are then sold to MOCVD capable companies such as VPEC and IQE. These companies grow many more layers on the wafer creating devices for applications such as 3D-Facial Recognition. Those devices are then packaged into chips which then end up in electronic goods such as the iPhone 13 and Microsoft Surface tablets.

Rayton plays a role in mitigating the costs associated with the 2 problems identified above. Rayton can buy the 500-600 micron thick wafers from ingot producers, and then conduct our process to put a 2 micron thick layer of GaAs on a much cheaper handle wafer; in our case sapphire. We would then sell these new "engineered wafers" to the MOCVD capable companies such as VPEC and IQE.

Competitors and Industry

There are a few companies who manufacture bulk GaAs wafers including but not limited to Freiberger, Sumitomo, and AXT. It is Rayton's understanding that these companies use conventional diamond wire saws to slice their wafers. This process experiences Kerf Loss where up to 50% of the raw ingot can be lost. Additionally, the wafer thickness cannot be thinner than approximately 200 microns due to the mechanical stresses placed on the wafer from the diamond wire saw. Rayton believes we have an advantage over these companies since we replace the diamond wire saw with our particle beam ion implant technique. We believe that our advantage comes from being able to slice 2 micron thick pieces of material with minimal raw material ingot loss, and that we will be able to reduce the overall cost of a GaAs wafer on the open market by up to 25%.

The price for wafers produced by our competitors is dropping. As the GaAs wafer market increases in size the price comes down due to economies of scale. There may come a time when the price of conventionally diamond wire cut GaAs wafers has reduced to a point where our ion implantation method is no longer advantageous. However, we still believe that our anticipated price of $75 per wafer is still attractive and better than the prices offered by our competition. We are planning for future products when this event does occur by examining other wafers which have significantly higher price points than GaAs and slower rates of scaling economies. For example, Rayton could conduct a similar ion implantation process on GaN, InP, or SiC wafers to reduce their price as compared to the market price. Rayton is also examining a value-added product where the advantage does not come from the reduction in price, but rather an additional functionality due to the properties of the engineered wafer. While rolling out a GaAs product Rayton plans to examine the possible future products and fulfill the most optimal market demands as they are presented.

Rayton sits in between the bulk wafer growers and the epitaxial foundries. Currently we are aware of only one company in the semiconductor space that uses ion implantation technology to create engineered wafers. This company is Soitec and they use different machinery to create a silicon on insulator product. We are not aware that they are manufacturing and marketing a GaAs product as we have described in our business model. We believe that their existing machinery has a lower beam energy and lower beam current than what is needed to produce GaAs engineered wafers in bulk; thus, we believe Rayton is better positioned to address this market.

Solar Applications

Rayton intends to continue servicing the solar industry by providing a cost effective solution to high-efficient and light-weight solar cell manufacturing. The record for single junction solar cell efficiency is held by GaAs based solar cells at 28% while silicon solar cells average about 21% in production volumes. These high-efficient GaAs-based solar cells are made using Metal Organic Chemical Vapor Deposition (“MOCVD”) equipment. A GaAs wafer is placed in a reactive MOCVD chamber, and the solar cell is grown on top of this GaAs wafer. The initial GaAs wafer can be reused, but this step has proven to be a bottleneck in the process. Rayton believes that by bringing down the cost of this initial “building block” wafer, it will reduce the cost of the entire process and unlock these types of solar cells for commercial applications. Rayton plans to sell lower cost GaAs wafers to the companies who utilize MOCVD equipment for their products. There are applications of these high-efficient and light-weight solar cells which serve the cause of transforming the world towards a fully renewable source of energy.

Employees

The Company currently has one full-time employee and utilize the services of 1099 contractors.

Regulation

Environmental Regulations

Once it begins manufacturing its product, the Company may use, generate, and discharge toxic, volatile, or otherwise hazardous chemicals and wastes in its research and development, manufacturing, and construction activities. The Company will be subject to a variety of federal, state, and local governmental laws and regulations related to the purchase, storage, use, and disposal of hazardous materials. The Company expects to be required to obtain environmental permits necessary to conduct its business. Compliance with these laws and regulations may be costly and may have a material adverse effect on our business and results of operations.

As part of our operations, we may become subject to the California Department of Public Health X-ray machine registration and compliance regulations. While these regulations are typically limited to x-ray devices based in health care settings, it is possible that the accelerator will generate sufficient x-ray exposure to require such registration. We intend to acquire an x-ray survey meter to assess x-ray exposure to Rayton personnel to be able to comply with these regulations if required, as well as take steps such as public posting of notices as directed under California law.

Intellectual Property

The Company relies on a combination of patent, trademark, copyright, trade secret, and contractual protections to establish and protect its intellectual proprietary rights.

The Company’s intellectual property includes U.S. Patent No. 9,404,198 directed to a process and related apparatus for manufacturing silicon wafers from a solid core ingot by way of ion implantation and exfoliation, which was issued August 2, 2016 and is set to expire on September 27, 2033; and U.S. Patent No. 9,499,921 directed to a process for manufacturing silicon wafers from float zone silicon, which was issued on November 22, 2016 and is set to expire on July 30, 2033. This same patented process allows us to create our manufactured GaAs wafers.

Rayton has a co-engineering agreement with SHINE for the development of the ion implantation system of the particle accelerator. Pursuant to the agreement with SHINE, SHINE owns the intellectual property of the developed particle accelerator. Rayton, however, has the exclusive right to this machine in the solar industry and receives a 3.5% royalty if the machine that was co-developed is sold outside of the solar industry. All other components of the manufacturing process, Rayton’s proprietary end station, magnets, and modified off-the-shelf processing equipment, belong to Rayton.

On October 21, 2020 the Company and SHINE amended the price quote dated February 24, 2017 (the “Quotation”) that SHINE previously provided to the Company (the “First Amendment”). The First Amendment set forth a payment plan for the remaining balance on the accelerator equipment. See Exhibit 6.7 hereto. The Company and SHINE again amended the Quotation on April 6, 2021 (the “Second Amendment”). The Second Amendment bifurcated payment 4 as set forth in the First Amendment such that $50,000 of such fourth payment would be due on April 2, 2021 and the remaining $185,000 would be due on May 28, 2021. Such payments were made when due. All other payments were unaffected. See Exhibit 6.8 hereto.

Litigation

Rayton is not currently involved in or aware of any pending litigation.

Properties

The company currently leases its premises and owns no significant plant or equipment. The company leases its office space in Irvine, California. The company leased the office space in 2021. The lease is for three years.

Impact of COVID-19 on Operations

The COVID-19 outbreak has generated unprecedented levels of economic uncertainty and it is unclear how it will impact economies, standards of living, and behavior into the future. We anticipate global responses to COVID-19 may result in increased difficulty obtaining financing to continue with development and marketing efforts. To date, our operations have been interrupted by stay-at-home orders. The company has been unable to have in person strategy meetings. We have had to do this virtually. The effect of virtual meetings on efficiency has been minimal.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this annual report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Operating Results

The Company has not yet generated any revenues, and it does not expect to do so until after the necessary machinery is received and prepared for production activity, and the manufacturing and selling of engineered GaAs wafers has begun.

Total operating expenses includes general administrative and sales and marketing expenses. Total operating expenses decreased to $495,701 for the year ended December 31, 2022 from $531,660 for the year ended December 31, 2021, a decrease of 6.76%.

General and administrative expenses increased to $476,943 from $353,807 for the years ended December 31, 2022 and 2021, respectively, an increase of 34.8%. General and administrative expenses increased primarily as a result of increases to rent and overhead costs incurred in connection with our new facility in Irvine, California.

We decreased sales and marketing expenses by $159,095 from $177,853 for the year ended December 31, 2021 to $18,758 for the year ended December 31, 2022. The decrease is primarily due to closing our Regulation Crowdfunding fundraise.

The Company did not have any research and development expenses in 2021 or 2022.

The Company also recorded a decrease of $47,536 in other (income) expense as interest expense decreased to $61,655 for year ended December 31, 2022 from $72,894 for the year ended December 31, 2021 and loss on extinguishment of convertible debt went to $0 for the year ended December 31, 2022 from $36,297 for the year ended December 21, 2021. Interest expense is comprised of interest on the convertible notes and an equipment loan. The decrease is primarily due to decreased interest on the Regulation Crowdfunding Convertible Notes.

The Company recorded a provision of $800 for income tax in 2022 compared to $2,050 in 2021.

As a result of the foregoing, Rayton reduced its net loss for the year ended December 31, 2022 to $558,156, compared to $642,901 for the year ended December 31, 2021.

Liquidity and Capital Resources

We had a working capital deficit at December 31, 2022 and 2021 of $1,027,816 and $260,205, respectively. The increase is primarily due to a decrease in cash from $575,168 for the year ended December 31, 2021 to $1,011 for the year ended December 31, 2022 and an increase in our lease liabilities from $0 for the year ended December 31, 2021 to $126,460 for the year ended December 31, 2022.

Debt

Equipment Loan

During the year ended December 31, 2017, the Company entered into an equipment financing loan for $120,000 with a commercial institution. The note bears interest at 6% per annum, requires monthly payments of $2,350 starting in April 2018, and matures in March 2023. The loan is secured by the construction-in-progress asset which it was used to purchase. Interest expense related to this loan was approximately $2,000 and $3,000 for the years ended December 31, 2022 and 2021, respectively.

Convertible Debt – Related Parties

In November 2018, the Company entered into three convertible notes with related parties. The first note was with a relative of the Company’s Chief Executive Officer (“CEO”) and has a principal balance of $166,000. The second note was with the Company’s CEO and has a principal balance of $185,800. The third note was with a company that is co-owned by the Company’s CEO and has a principal balance of $70,000. These notes accrue interest at 10% per annum through their maturity in November 2021, and 12% default interest thereafter. The notes are automatically convertible upon a qualified equity financing of at least $1,000,000 or upon a liquidity event, at a conversion price equal to 75% of the purchase price of the same securities sold by the Company in a qualified equity financing or liquidity event. If there is no qualified equity financing or liquidity event prior to the maturity date, then the notes can be voluntarily converted at the fair market value of the Company’s common stock as determined by the Company’s Board of Directors. Interest expense related to these notes was $50,616 and $42,884 for the years ended December 31, 2022 and 2021, and accrued interest related to these notes was $195,895 and $145,279 as of December 31, 2022 and 2021, respectively.

2018 Convertible Debt – Third Parties

In October 2018, the Company entered into three additional convertible notes with an aggregate principal balance of $70,000. These notes each accrue interest at 10% per annum through their maturity in October 2021, and 12% default interest thereafter. These notes are automatically convertible upon a qualified equity financing of at least $3,000,000 or upon a liquidity event, at a conversion price equal to 75% of the purchase price of the same securities sold by the Company in a qualified equity financing or liquidity event. If there is no qualified equity financing or liquidity event prior to the maturity date, then the notes can be voluntarily converted at the fair market value of the Company’s common stock as determined by the Company’s Board of Directors. Interest expense related to these notes was $1,200 and $6,063 for the years ended December 31, 2022 and 2021, and accrued interest related to these notes was $4,400 and $3,200 as of December 31, 2022 and 2021, respectively.

In November 2021, the parties agreed to settle out two of these convertible notes with an aggregate principal value of $60,000 along with accrued interest totaling $18,296 through the issuance of 338,944 shares of common stock with a fair value of $111,851 based on the active selling price of the Company’s common stock at that time. As the note conversions were outside the original conversion terms of the agreements, the difference between the fair value of the shares issued and the aggregate amounts converted was recorded as a loss on extinguishment in the amount of $33,555.

2019 Convertible Notes

In 2019, the Company entered into various convertible note units with third parties totaling $55,000. Each unit is for $5,000 and a $1,000 common stock warrant. These notes accrue interest at 10% per annum and matured on December 31, 2019. These notes are voluntarily convertible upon a qualified equity financing in a public offering of at least $5,000,000 or upon a liquidity event, at a conversion price equal to 70% of the purchase price of the same securities sold by the Company in a qualified equity financing. There are no conversion terms outside of a qualified equity offering as indicated in the notes. The warrants have a three-year term and only vest upon a qualified offering. Upon a qualified equity offering, the exercise price of the warrants will be the same value as the shares sold in the qualified equity financing. These warrants are not considered outstanding until there is a qualified equity financing as the number of warrants is indeterminable. Interest expense was $5,000 and $5,427 for the years ended December 31, 2022 and 2021, respectively, and accrued interest related to these notes was $19,307 and $14,307 as of December 31, 2022 and 2021, respectively.

In November 2021, the parties agreed to settle out one of these convertible notes with a principal value of $5,000 along with accrued interest totaling $1,397 through the issuance of 27,694 shares of common stock with a fair value of $9,139 based on the active selling price of the Company’s common stock at that time. As the note conversion was outside the original conversion terms of the agreement, the difference between the fair value of the shares issued and the aggregate amounts converted was recorded as a loss on extinguishment in the amount of $2,742.

Service Provider Loan

In May 2021, the Company entered into a loan agreement with StartEngine Primary, LLC, a service provider of the Company. The agreement allows for advances up to an aggregate amount of $100,000 to pay for advertising and promotion services in connection with the Company’s equity offerings. The advances are non-interest bearing and shall be repaid on the date of the closing of the Company’s equity offering from the proceeds of the offering. During the year ended December 31, 2022 and 2021, $163,000 and $163,500 had been paid to third parties for expenses on behalf of the Company, respectively. The full amount of the loan balance was repaid from the proceeds of the Company’s equity offerings during the year ended December 31, 2021, and no balance was outstanding as of December 31, 2022 or 2021.

Equity Issuances

On February 15, 2023 the Company initiated a new Regulation Crowdfunding offering. Under this offering, the company is selling up to 13,476,190 in preferred shares. Through April 21, 2023, the company sold shares for gross proceeds of $104,335. The Company received $96,635 in proceeds net of offering costs.

During the year ended December 31, 2022, the Company collected the remaining balance of funds of $88,562 that were held in escrow as of December 31, 2021, net of minor fees withheld, related to the 2021 Regulation Crowdfunding offering. In addition, 12,492 shares of common stock that had been issued to one of the funding intermediaries in connection with the offering were cancelled based on final calculations of the amounts owed under the agreement. This had no net effect as the value of the shares both increase and decrease equity as costs of the offering.

During the year ended December 31, 2022, the Company initiated another Regulation Crowdfunding offering. Under this offering, the Company sold 296,336 shares of common stock for gross proceeds of $97,872 through December 31, 2022. The Company received $58,529 in proceeds net of offering costs and an escrow hold-back of approximately $6,000.

In November 2021, $65,000 in convertible notes, which were issued pursuant to Regulation D in 2018 and 2019, converted into 366,638 shares of common stock.

During the year ended December 31, 2021, the Company sold 5,245,481 shares of common stock for gross proceeds of $1,633,193 through its Regulation Crowdfunding offering and received $1,478,641 in proceeds from amounts sold which were subject to hold back During the year ended December 31, 2021, the Company also issued 5,245,481 shares of common stock for the conversion of convertible debt and related accrued interest.

Advances

During 2019, the Company’s Chief Executive Officer advanced the Company $19,500. During the year ended December 31, 2022, the Company’s Chief Executive Officer advanced $23,000. These advances are non-interest bearing and due on demand. As of December 31, 2022 and 2021, a balance of $19,000 and $10,000 remains, respectively.

Leases

In August 2021, the Company entered into a lease agreement for a facility in Irvine, California commencing September 15, 2021. The lease term is three years from the commencement date. The lease agreement required a security deposit of $24,598. Monthly rent under the lease agreement is $10,508, which can be adjusted by 3% annually, plus additional operating expenses. Total rent expense, including operating expenses related to this property, for the years ended December 31, 2022 and 2021 was $175,913 and $37,525, respectively.

Cash Flow

The following table summarizes, for the years indicated, selected items in our Statements of Cash Flows:

	For the Year Ended
	December 31,
	2022	2021
Net cash (used in) provided by:
Operating activities	$(477,188)	$(504,166)
Investing activities	$(240,895)	$(506,929)
Financing activities	$143,926	$1,576,154

Operating Activities

Cash used in operating activities decreased to $477,188 from $504,166 for the years ended December 31, 2022 and 2021, respectively. The decrease in cash used in operating activities was primarily due to a decrease in our Net Loss in 2021. This decrease was partially offset by an increase in accounts payable.

Investing Activities

Cash used in investing activities decreased to $240,895 from $506,929 for the years ended December 31, 2022 and 2021, respectively. The decrease in cash used in investing activities is primarily due to a decrease of payments of deposits for property and equipment.

Financing Activities

Cash provided by financing activities decreased to $143,926 from $1,576,154 for the years ended December 31, 2022 and 2021, respectively. The decrease in cash provided by financing activities was primarily due to a decrease in the money raised from the sale of our securities in the year ended December 31, 2022 compared to the year ended December 31, 2021.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, including arrangements that would affect the liquidity, capital resources, market risk support, and credit risk support or other benefits.

Trend Information

Over the next 12 months, we intend to undertake significant steps in furthering the business of the Company, subject to the availability of capital. In order to sustain our operations and have the capital needed to further our business objectives, we have commenced an offering pursuant to Regulation Crowdfunding, in which the Company is seeking to raise up to $4,699,999.80 in shares of its preferred stock.

The particle accelerator for producing engineered GaAs wafers is on site at Rayton's facility in Irvine, CA, allowing use to reach out Beta Phase of operations. Rayton does not currently manufacture GaAs wafers at high volume. Current manufacturing capabilities are for sample materials that can be used for testing purposes with potential customers. For example, a potential customer can be sent a Rayton wafer and then run it through their manufacturing lines and further upstream processes to make their devices and test them for quality assurance and performance metrics. Rayton intends to produce sample material by mid to late 2023. This is provided that the company raises enough capital to do so. There are costs such as personnel training, gas management equipment, and cooling infrastructure which need to be accounted for through fundraising efforts.

Once we have developed the full proof-of-concept and have generated interest from potential customers, additional capital investment will be required. We believe we would need to raise an additional $14M for equipment and operations to manufacture at commercial scale.

Beta Phase, Year 1: Rayton is ready to begin the Beta Phase of our operations following completion of the factory acceptance test in May 2021, and final payment and delivery of the accelerator to Rayton’s Irvine site in December 2021. We initially anticipated delivery to occur in mid-2021, but was delayed to December 2021 because the manufacturer’s field installation crew had no availability until December. Rayton had its facility ready to accept delivery of the equipment as of September 15, 2021. We are currently raising funds to continue installation, commissioning, and testing of the equipment.

DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

Name	Position	Age	Term of Office[1]	Approximate Hours per week for part-time employees
Executive Officers:
Andrew Yakub	CEO and Founder, President, Treasurer, Secretary	36	October 27, 2013	Full-time
Directors:
Andrew Yakub	Chairman of the Board of Directors	36	October 27, 2013	Full-time
James Rosenzweig	Director	63	February 18, 2014	n/a

1 Dates appointed to office.

Executive Officers and Directors

Andrew Yakub, Chief Executive Officer and Chairman of the Board of Directors.

Andrew Yakub is the founder of the Company and has served as its Chief Executive Officer and Chairman of the Board of Directors since October 2013. Prior to Rayton, in September 2009, Mr. Yakub founded and has since acted as the Chief Executive Officer of ReGen America, Inc., a producer of commercial and residential solar photovoltaic systems. In that position, he was responsible for the development of over 6 megawatts of solar installations. Mr. Yakub has ceased providing services to ReGen America, Inc. and currently devotes all of his time to Rayton.

Named to Forbes’ “30 under 30” list in 2016, Mr. Yakub is a two-time clean technology entrepreneur with a previous solar startup company. Mr. Yakub’s experience spans from UCLA’s Particle Beam Physics Lab to NASA’s Jet Propulsion Lab and has managed over 6 megawatts of commercial solar projects. He holds a Bachelor’s degree in Physics from UC Santa Barbara.

James Rosenzweig, Director

Dr. James Rosenzweig has been a Director at Rayton since February 2014. He is a professor of physics at UCLA, a position he has held since 1999, and Former Chair of UCLA’s Physics and Astronomy Department. Dr. Rosenzweig is a world-renowned expert in the physics of intense, ultra-fast charged particle beams and their interactions. He is a frequent lecturer in the US Particle Accelerator School and the author or co-author of over 400 scientific articles, and several topical books in beam and accelerator science. He has been named a Fellow of the American Physical Society and was awarded the International Free-electron Laser Prize. His expertise in particle beam physics is extremely valuable to the development of the ion-cutting process and high-current proton implanter. Dr. Rosenzweig is a co-founder of RadiaBeam Technologies, a manufacturer of particle accelerator components, diagnostics and turnkey accelerator systems. Dr. Rosenzweig received his Ph.D. from the University of Wisconsin – Madison in 1988.

Advisors

Mingguo Liu, Technology Advisor

Dr. Mingguo Liu has over 10 years of research and development experience in the solar industry. Prior to joining Rayton in October 2016, he was the Director of Product Engineering at Arzon Solar (a concentrator photovoltaic technology company) where he led the team to break the world record of solar module efficiency two times. He also has extensive experience in prototyping and manufacturing ramp-up. He obtained his M.S. and Ph.D. in Electrical Engineering from University of Texas at Austin and the University of Virginia.

Jeffrey Scheinrock

Jeffrey Scheinrock is a distinguished serial entrepreneur lending his talents to Rayton in its investment stage. Jeffrey is the Assistant Dean and Faculty Director, MBA Applied Management Programs at the UCLA Anderson School of Management.

Michael Curtis

Michael Curtis was the Executive Vice President and third-generation owner of Wilbur Curtis Co., Inc., a 75-year-old foodservice equipment manufacturing company. He is also the Founder, President and owner of World-Wide Advantage, a global sourcing company, and the executive advisory board member for Prime Advantage, a Group Purchasing Organization focused on improving cost considerations for manufacturers. He also is a strategic advisor with North American Foodservice Equipment Manufacturers (NAFEM) and Food Equipment Manufacturers Association (FEMA).

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the compensation paid to our Chief Executive Officer for the year ended December 31, 2022.

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)	Total compensation ($)
Andrew Yakub	Director and Chief Executive Officer	$48,000.00	$—	$48,000.00

Compensation for Directors

No directors were compensated in their role as directors. There are two directors in this group.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

Set forth below is information regarding the beneficial ownership of Rayton’s Common Stock, its only outstanding class of capital stock, as of December 31, 2022 by (i) each person whom the Company knows owned, beneficially, more than 10% of the outstanding shares of its Common Stock, and (ii) all of the current officers and directors as a group. Rayton believes that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner(1)	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock	Andrew Yakub	80,500,000 shares		52.2%
Common Stock	Marooned, Inc.	30,523,432 shares		19.9%
Common Stock	James Rosenzweig;	0 shares	Options to purchase 4,500,000 shares of common stock	0	%(2)
Common Stock	Officers and Directors as a Group	80,500,000	Options to purchase 4,500,000 shares of common stock	52.2%

(1) c/o Rayton Solar Inc., 16600 Aston St., Irvine, CA 92606

(2) Upon the full exercise of the issued options, assuming that no other person exercised options or rights to acquire shares of the Company, Rosenzweig would hold a 2.9% interest in the Common Stock of the Company.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

In November 2018, the Company entered into three convertible notes with related parties. The first note was with a relative of the Company’s Chief Executive Officer (“CEO”) and has a principal balance of $166,000. The second note was with the Company’s CEO and has a principal balance of $185,800. The third note was with a company that is co-owned by the Company’s CEO and has a principal balance of $70,000. These notes accrue interest at 10% per annum through their maturity in November 2021, and 12% default interest thereafter. The notes are automatically convertible upon a qualified equity financing of at least $1,000,000 or upon a liquidity event, at a conversion price equal to 75% of the purchase price of the same securities sold by the Company in a qualified equity financing or liquidity event. If there is no qualified equity financing or liquidity event prior to the maturity date, then the notes can be voluntarily converted at the fair market value of the Company’s common stock as determined by the Company’s Board of Directors. Interest expense related to these notes was $50,616 and $42,884 for the years ended December 31, 2022 and 2021, and accrued interest related to these notes was $195,895 and $145,279 as of December 31, 2022 and 2021, respectively.

During 2019, the Company’s Chief Executive Officer advanced the Company $19,500. During the year ended December 31, 2022, the Company’s Chief Executive Officer advanced $23,000. These advances are non-interest bearing and due on demand. As of December 31, 2022 and 2021, a balance of $19,000 and $10,000 remains, respectively.

OTHER INFORMATION

We have no information to disclose that was required to be in a report on Form 1-U.

FINANCIAL STATEMENTS FOR THE FISCAL YEARS ENDED DECEMBER 31, 2022 AND DECEMBER 31, 2021

The balance sheet of Rayton Solar Inc. as of December 31, 2022 and 2021, and the statements of operations, changes in stockholders' deficit, and cash flows for the year then ended have been included in this Annual Report with the Independent Auditor's Report of BF Borgers CPA PC, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

INDEX TO EXHIBITS

Exhibit No.	Exhibit Description
2.1	First Amended and Restated Certificate of Incorporation
2.2	Bylaws (Filed with the Form 1-A DOS of the Company and available here, https://www.sec.gov/Archives/edgar/data/1654124/000114420416128056/filename6.htm)
2.3	First Amendment to Amended and Restated Bylaws (Filed with the Form 1-A/A of the Company and available here, https://www.sec.gov/Archives/edgar/data/1654124/000114420416140373/v455218_ex2-4.htm)
6.1	Joint Development Agreement dated as of August 11, 2014 by and between Phoenix Nuclear Laboratories, LLC and the Company (Filed with the Form 1-A DOS of the Company and available here, https://www.sec.gov/Archives/edgar/data/1654124/000114420416128056/filename7.htm)
6.2	2014 Equity Incentive Plan (Filed with the Form 1-A DOS of the Company and available here, https://www.sec.gov/Archives/edgar/data/1654124/000114420416128056/filename8.htm)
6.3	Convertible Promissory Note with ReGen America Inc. (Filed with the Form 1-A DOS of the Company and available here, https://www.sec.gov/Archives/edgar/data/1654124/000114420416128056/filename9.htm)
6.4	First Amendment to Joint Development Agreement, Acknowledgement and Agreement as of March 10, 2017 by and between Phoenix Nuclear Laboratories, LLC and the Company (Filed with the Form 1-A POS of the Company and available here, https://www.sec.gov/Archives/edgar/data/1654124/000114420418016256/tv488367_ex6-3.htm)
6.5	Andrew Yakub Convertible Note Dated November 13, 2018 (Filed with the 2019 Form 1-K and available here, https://www.sec.gov/Archives/edgar/data/1654124/000110465920070934/tm2021766d1_ex6-5.htm)
6.6	ReGen America Convertible Note Dated November 13, 2018 (Filed with the 2019 Form 1-K and available here, https://www.sec.gov/Archives/edgar/data/1654124/000110465920070934/tm2021766d1_ex6-6.htm)
6.7	First Amendment to Quotation by and between Phoenix Nuclear Laboratories, LLC and the Company Dated October 21, 2020 (filed with the 2020 Form 1-K and available here, https://www.sec.gov/Archives/edgar/data/1654124/000110465921058813/tm2114542d1_ex6-7.htm)
6.8	Second Amendment to Quotation Dated by and between Phoenix Nuclear Laboratories, LLC and the Company October 21, 2020 (filed with the 2020 Form 1-K and available here, https://www.sec.gov/Archives/edgar/data/1654124/000110465921058813/tm2114542d1_ex6-8.htm)
6.9	Consent to Assignment of Supply Agreement Dated March 15, 2022 (filed with the 2021 Form 1-K and available here, https://www.sec.gov/Archives/edgar/data/1654124/000110465922054812/tm2214102d1_ex6-9.htm)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rayton Solar Inc.

By Andrew Yakub
Signature: /s/ Andrew Yakub
Chief Executive Officer

Date: May 1, 2023

This Annual Report has been signed by the following persons in the capacities and on the dates indicated.

/s/ Andrew Yakub
Andrew Yakub, Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer, and Director
Date: May 1, 2023

/s/ James Rosenzweig
James Rosenzweig, Director
Date: May 1, 2023

RAYTON SOLAR, INC.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS THEN ENDED

Together With

Independent Auditor’s Report

Rayton Solar, Inc.

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Rayton Solar, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Rayton Solar, Inc. (the "Company") as of December 31, 2022 and 2021, the related statements of operations, stockholders' equity (deficit), and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company’s significant operating losses raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ BF Borgers CPA PC

BF Borgers CPA PC (PCAOB ID 5041)

We have served as the Company's auditor since 2020

Lakewood, CO

April 26, 2023

RAYTON SOLAR, INC.

BALANCE SHEETS

DECEMBER 31, 2022 AND 2021

	2022	2021
Assets
Current assets-
Cash	$1,011	$575,168
Escrow receivable	18,614	-
Total current assets	19,625	575,168

Property and equipment, net	2,390,263	2,169,458
Right-of-use asset	214,652	-
Other assets	24,608	24,608
Total assets	$2,649,148	$2,769,234

Liabilities and Stockholders' Equity
Current liabilities-
Accounts payable	$147,234	$113,389
Accrued liabilities	249,097	203,450
Related party advances	29,000	10,000
Lease liability, current portion	126,460	-
Loan payable with bank - current	13,849	26,734
Convertible debt	60,000	60,000
Convertible debt - related parties	421,800	421,800
Total current liabilities	1,047,440	835,373

Lease liability, net of current portion	88,192	-
Loan payable with bank - net of current portion	-	9,280
Total liabilities	1,135,632	844,653

Commitments and contingencies (Note 5)	-	-

Stockholders' Equity
Common stock, par value $0.0001; 200,000,000 shares authorized; 153,403,111 and 153,119,267 issued and outstanding as of December 31, 2022 and 2021, respectively	15,341	15,312
Subscription receivable	(5,549)	(89,105)
Additional paid-in capital	16,033,877	15,970,371
Accumulated deficit	(14,530,153)	(13,971,997)
Total stockholders' equity	1,513,516	1,924,581
Total liabilities and stockholders' equity	$2,649,148	$2,769,234

See accompanying notes to the financial statements

RAYTON SOLAR, INC.

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	2022	2021
Revenues	$-	$-

Operating Expenses-
General and administrative	476,943	353,807
Sales and marketing	18,758	177,853
Total operating expenses	495,701	531,660

Operating loss	(495,701)	(531,660)

Other (income) expense :
Loss on extinguishment of convertible debt	-	36,297
Interest expense	61,655	72,894
Total other (income) expense	61,655	109,191

Loss before provision for income taxes	(557,356)	(640,851)

Provision for income taxes	800	2,050

Net loss	$(558,156)	$(642,901)

Weighted average net loss per share - basic and diluted	$(0.00)	$(0.00)
Weighted average shares outstanding - basic and diluted	153,403,111	149,047,794

See accompanying notes to the financial statements

RAYTON SOLAR, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	Common Stock					Total
	Shares	Amount	Subscription Receivable	Additional Paid- in Capital	Accumulated Deficit	Stockholders' Equity
Balance at December 31, 2020	146,772,638	$14,679	$(11,769)	$14,167,023	$(13,329,096)	$840,837
Sale of common stock, net of offering costs	5,245,481	524	(77,336)	1,478,117	-	1,401,305
Common stock issued for offering costs	114,944	11	-	(11)		-
Sale of common stock - private placement	606,061	60	-	199,940		200,000
Common stock issued for conversion of notes and accrued interest	380,143	38	-	125,302	-	125,340
Net loss	-	-	-	-	(642,901)	(642,901)
Balance at December 31, 2021	153,119,267	15,312	(89,105)	15,970,371	(13,971,997)	1,924,581
Receipt of escrow receivable, net of offering costs	-	-	89,105	(543)	-	88,562
Cancellation of common stock issued for offering costs	(12,492)	(1)	-	1	-	-
Sale of common stock, net of offering costs	296,336	30	(5,549)	64,048	-	58,529
Net loss	-	-	-	-	(558,156)	(558,156)
Balance at December 31, 2022	153,403,111	$15,341	$(5,549)	$16,033,877	$(14,530,153)	$1,513,516

See accompanying notes to the financial statements

RAYTON SOLAR, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(558,156)	$(642,901)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	20,090	16,590
Loss on extinguishment of convertible debt	-	36,297
Changes in operating assets and liabilities:
Escrow receivable	(18,614)	41,748
Right-of-use asset	118,967	-
Accounts payable	33,845	(10,424)
Accrued liabilities	45,647	54,524
Lease liability	(118,967)	-
Net cash used in operating activities	(477,188)	(504,166)

CASH FLOWS FROM INVESTING ACTIVITIES:
Payment of deposits for property and equipment	(234,000)	(470,000)
Purchase of property and equipment	(6,895)	(12,321)
Deposits and other	-	(24,608)
Net cash used in investing activities	(240,895)	(506,929)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of common stock	58,529	1,601,305
Receipt of escrow receivable, net of offering costs	88,562	-
Proceeds from (repayment of) related party advances	19,000	-
Repayment of loan payable with bank	(22,165)	(25,151)
	-	-
Net cash provided by financing activities	143,926	1,576,154

Decrease in cash and cash equivalents	(574,157)	565,059
Cash and cash equivalents, beginning of year	575,168	10,109
Cash and cash equivalents, end of year	$1,011	$575,168

Supplemental disclosures of cash flow information:
Cash paid for interest	$3,670	$4,775
Cash paid for income taxes	$800	$2,050

Non cash investing and financing activities:
Operating lease, Right-of-use assets and liabilities	$333,619	$-
Conversion of convertible debt and accrued interest into common stock	$-	$89,043
Note payable issued for marketing expenses paid on behalf of the Company	$-	$163,500

See accompanying notes to the financial statements

RAYTON SOLAR, INC.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 –NATURE OF OPERATIONS

Rayton Solar, Inc., which does business as Rayton, was incorporated on October 17, 2013 (“Inception”) in the State of Delaware. The Company’s headquarters are located in Santa Monica, California.  The Company’s initial mission was to develop the most cost-efficient source of renewable energy through ion implanted, ultra-thin, float zone silicon photovoltaic modules. The Company has pivoted to use its same manufacturing processes to create lower cost gallium arsenide (“GaAs”) wafers for the semiconductor industry as a whole. GaAs wafers serve as the foundation for microchips that are used in automotive, aerospace, 5G, LED, and solar applications. The financial statements of Rayton Solar, Inc. (which may be referred to as "Rayton," the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The Company’s activities have been, and will be, directed toward furthering the development of our technology and securing capital to purchase equipment that will allow us to put our technology into production. As a result of our stage of development, the Company has no revenue-producing assets. The Company operates in a rapidly changing technological market, and its activities are subject to significant risks and uncertainties, including failing to secure additional funding to further exploit the Company’s current development.

Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

To date, the Company has not generated revenues from principal operations and has sustained losses since Inception. At December 31, 2022, the Company had a working capital deficit of $1,207,816. Because losses will continue until such time that the Company can procure equipment and complete development of manufacturing technology, we are reliant on financing to support operations. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern within one year after the date that the financial statements are issued.

During the next 12 months, the Company intends to fund its operations through the issuance of convertible notes through private placements and issuances of equity securities through a Regulation Crowdfunding offering, as well as other means of financing as available. If we cannot raise additional short-term capital, we may consume all of our cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned operations, which could harm our business, financial condition, and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Risks and Uncertainties

The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include but are not limited to: changes in technology, consumer demand, and COVID-19 issues more fully described below. These adverse conditions could affect the Company's financial condition and the results of its operations.

RAYTON SOLAR, INC.

NOTES TO THE FINANCIAL STATEMENTS

On January 30, 2020, the World Health Organization declared the COVID-19 coronavirus outbreak a “Public Health Emergency of International Concern” and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The COVID-19 coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. While it is unknown how long these conditions will last and what the complete financial effect will be, it is reasonably possible that resources normally available may not be, and capital markets for which the Company relies to fund its business will be severely impacted.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. Significant estimates include, but are not limited to, recoverability of property and equipment and long-lived assets, valuation of stock options, and the valuation allowance related to deferred tax assets. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2022 and 2021. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash, accounts payable, accrued liabilities, and notes payable. Fair values for these items were assumed to approximate carrying values because they are short term in nature, or they are payable on demand.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

RAYTON SOLAR, INC.

NOTES TO THE FINANCIAL STATEMENTS

Property and Equipment

Property and equipment are stated at cost. The Company’s fixed assets are depreciated using the straight-line method over the estimated useful life of five (5) years. Leasehold improvements are depreciated over shorter of the useful life or lease life. Construction-in-progress does not begin depreciating until it is placed into service. Maintenance and repairs are charged to operations as incurred. Significant renewals and betterments are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Impairment of Long-Lived Assets

The long-lived assets held and used by the Company are reviewed for impairment no less frequently than annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. There were no impairment losses during the years ended December 31, 2022 and 2021. There can be no assurance, however, that market conditions will not change or demand for the Company’s products and services will continue, which could result in impairment of long-lived assets in the future.

Offering Costs

The Company accounts for offering costs in accordance with Accounting Standards Codification (“ASC”) 340, “Other Assets and Deferred Costs”. Prior to the completion of an offering, offering costs will be capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be either charged to stockholders’ equity or netted against the debt offering proceeds upon the completion of an offering or to expense if the offering is not completed.

Revenue Recognition

The Company will recognize revenue in accordance with ASC 606, “Revenue from Contracts with Customers”. The Company will analyze potential revenue transactions by identifying the contract with a customer, identifying the performance obligations in the contract, determining the transaction price, allocating the transaction price to the performance obligations in the contract, and recognizing revenue when (or as) the Company satisfies a performance obligation. Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. No revenue has been generated to date.

Advertising

The Company expenses the cost of advertising as incurred. During the years ended December 31, 2022 and 2021, advertising expense was approximately $18,800 and $177,900 , respectively.

Research and Development

We incur research and development costs during the process of researching and developing our technologies and future manufacturing processes. Our research and development costs consist primarily of materials and outside services. We expense these costs as incurred until the resulting product has been completed, tested, and made ready for commercial use.

Stock-Based Compensation

The Company accounts for stock options under ASC 718, “Share-Based Payments”. Under ASC 718, share-based compensation cost is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee’s requisite vesting period or over the nonemployee’s period of providing goods or services. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

RAYTON SOLAR, INC.

NOTES TO THE FINANCIAL STATEMENTS

Income Taxes

The Company applies ASC 740, “Income Taxes”. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities. At December 31, 2022 and 2021, the Company has established a full reserve against all deferred tax assets.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions.  A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Loss per Common Share

The Company presents basic loss per share (“EPS”) and diluted EPS on the face of the statements of operations. Basic loss per share is computed as net loss divided by the weighted average number of common shares outstanding for the period. For periods in which we incur a net loss, the effects of potentially dilutive securities would be antidilutive and would be excluded from diluted EPS calculations. For the years ended December 31, 2022 and 2021, there were 11,835,000 and 11,835,000 options and 9,759 and 9,759 warrants excluded, respectively.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company maintains balances in excess of the federally insured limits.

Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842), specifying the accounting for leases, which supersedes the leases requirements in Topic 840, Leases. The objective of Topic 842 is to establish the principles that lessees and lessors shall apply to report useful information to users of financial statements about the amount, timing, and uncertainty of cash flows arising from a lease. Lessees are permitted to make an accounting policy election to not recognize the asset and liability for leases with a term of twelve months or less. Lessors’ accounting is largely unchanged from the previous accounting standard. In addition, Topic 842 expands the disclosure requirements of lease arrangements. Lessees and lessors will use a modified retrospective transition approach, which includes several practical expedients. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021, with early adoption permitted. The Company adopted the provisions of the new standard starting January 1, 2022 using the modified retrospective approach. As a result, the comparative financial information prior to the date of adoption has not been updated and continue to be reported under the accounting standards in effect for those periods. The adoption of ASC 842 resulted in the recognition of operating lease ROU assets and lease liabilities for operating leases of $333,619 as of January 1, 2022 (the present value of the remaining lease payments), and those accounts will be amortized over the remaining lease term of 32 months.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our consolidated financial statements.

RAYTON SOLAR, INC.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	December 31, 2022	December 31, 2021
Furniture and fixtures	$102,166	$95,271
Construction-in-progress	2,385,000	2,151,000
Total property and equipment	2,487,166	2,246,271
Accumulated depreciation	(96,903)	(76,813)
	$2,390,263	$2,169,458

Construction-in-progress is comprised primarily of payments made toward the development and purchase of a particle accelerator, which is intended to facilitate revenue-producing activities, from Phoenix Nuclear Labs, LLC (“PNL”). The final payment totaling $234,000 was made during the year ended December 31, 2022, and the Company has taken possession of the particle accelerator. The Company is in the process of testing and installing the particle accelerator. As of December 31, 2022, the particle accelerator has not been placed in service.

Depreciation expense for the years ended December 31, 2022 and 2021 was $20,090 and $16,590, respectively.

NOTE 4 – DEBT

Equipment Loan

During the year ended December 31, 2017, the Company entered into an equipment financing loan for $120,000 with a commercial institution. The note bears interest at 6% per annum, requires monthly payments of $2,350 starting in April 2018, and matures in March 2023. The loan is secured by the construction-in-progress asset which it was used to purchase. Interest expense related to this loan was approximately $2,000 and $3,000 for the years ended December 31, 2022 and 2021, respectively.

Convertible Debt – Related Parties

In November 2018, the Company entered into three convertible notes with related parties. The first note was with a relative of the Company’s Chief Executive Officer (“CEO”) and has a principal balance of $166,000. The second note was with the Company’s CEO and has a principal balance of $185,800. The third note was with a company that is co-owned by the Company’s CEO and has a principal balance of $70,000. These notes accrue interest at 10% per annum through their maturity in November 2021, and 12% default interest thereafter. The notes are automatically convertible upon a qualified equity financing of at least $1,000,000 or upon a liquidity event, at a conversion price equal to 75% of the purchase price of the same securities sold by the Company in a qualified equity financing or liquidity event. If there is no qualified equity financing or liquidity event prior to the maturity date, then the notes can be voluntarily converted at the fair market value of the Company’s common stock as determined by the Company’s Board of Directors. Interest expense related to these notes was $50,616 and $42,884 for the years ended December 31, 2022 and 2021, and accrued interest related to these notes was $195,895 and $145,279 as of December 31, 2022 and 2021, respectively.

2018 Convertible Debt – Third Parties

In October 2018, the Company entered into three additional convertible notes with an aggregate principal balance of $70,000. These notes each accrue interest at 10% per annum through their maturity in October 2021, and 12% default interest thereafter. These notes are automatically convertible upon a qualified equity financing of at least $3,000,000 or upon a liquidity event, at a conversion price equal to 75% of the purchase price of the same securities sold by the Company in a qualified equity financing or liquidity event. If there is no qualified equity financing or liquidity event prior to the maturity date, then the notes can be voluntarily converted at the fair market value of the Company’s common stock as determined by the Company’s Board of Directors. Interest expense related to these notes was $1,200 and $6,063 for the years ended December 31, 2022 and 2021, and accrued interest related to these notes was $4,400 and $3,200 as of December 31, 2022 and 2021, respectively.

RAYTON SOLAR, INC.

NOTES TO THE FINANCIAL STATEMENTS

In November 2021, the parties agreed to settle out two of these convertible notes with an aggregate principal value of $60,000 along with accrued interest totaling $18,296 through the issuance of 338,944 shares of common stock with a fair value of $111,851 based on the active selling price of the Company’s common stock at that time. As the note conversions were outside the original conversion terms of the agreements, the difference between the fair value of the shares issued and the aggregate amounts converted was recorded as a loss on extinguishment in the amount of $33,555.

2019 Convertible Notes

In 2019, the Company entered into various convertible note units with third parties totaling $55,000. Each unit is for $5,000 and a $1,000 common stock warrant. These notes accrue interest at 10% per annum and matured on December 31, 2019. These notes are voluntarily convertible upon a qualified equity financing in a public offering of at least $5,000,000 or upon a liquidity event, at a conversion price equal to 70% of the purchase price of the same securities sold by the Company in a qualified equity financing. There are no conversion terms outside of a qualified equity offering as indicated in the notes. The warrants have a three-year term and only vest upon a qualified offering. Upon a qualified equity offering, the exercise price of the warrants will be the same value as the shares sold in the qualified equity financing. These warrants are not considered outstanding until there is a qualified equity financing as the number of warrants is indeterminable. Interest expense was $5,000 and $5,427 for the years ended December 31, 2022 and 2021, respectively, and accrued interest related to these notes was $19,307 and $14,307 as of December 31, 2022 and 2021, respectively.

In November 2021, the parties agreed to settle out one of these convertible notes with a principal value of $5,000 along with accrued interest totaling $1,397 through the issuance of 27,694 shares of common stock with a fair value of $9,139 based on the active selling price of the Company’s common stock at that time. As the note conversion was outside the original conversion terms of the agreement, the difference between the fair value of the shares issued and the aggregate amounts converted was recorded as a loss on extinguishment in the amount of $2,742.

Service Provider Loan

In May 2021, the Company entered into a loan agreement with StartEngine Primary, LLC, a service provider of the Company. The agreement allows for advances up to an aggregate amount of $100,000 to pay for advertising and promotion services in connection with the Company’s equity offerings. The advances are non-interest bearing and shall be repaid on the date of the closing of the Company’s equity offering from the proceeds of the offering. During the year ended December 31, 2022 and 2021, $163,000 and $163,500 had been paid to third parties for expenses on behalf of the Company, respectively. The full amount of the loan balance was repaid from the proceeds of the Company’s equity offerings during the year ended December 31, 2021, and no balance was outstanding as of December 31, 2022 or 2021.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Operating Lease

In August 2021, the Company entered into a lease agreement for a facility in Irvine, California commencing September 15, 2021. The lease term is three years from the commencement date. The lease agreement required a security deposit of $24,598. Monthly rent under the lease agreement is $10,508, which can be adjusted by 3% annually, plus additional operating expenses.

RAYTON SOLAR, INC.

NOTES TO THE FINANCIAL STATEMENTS

Right-of-use lease assets and lease liabilities for our operating lease was recorded in the balance sheet as follows:

December 31, 2022
Operating lease right-of-use asset	$333,619
Accumulated amortization	(118,967)
Net balance	$214,652

Lease liability, current portion	$126,460
Lease liability, long-term	88,192
Total operating lease liabilities	$214,652

As of December 31, 2022, the weighted average remaining lease term was 1.7 years, and the weighted average discount rate was 3%.

Future annual minimum lease payments under the above lease agreement as of December 31, 2022 are as follows:

2023	$131,183
2024	89,187
Total future minimum lease payments	220,370
Less imputed interest	(5,718)
Maturities of lease liabilities	$214,652

Total rent expense, including operating expenses related to this property, for the years ended December 31, 2022 and 2021 was $175,913 and $37,525, respectively.

Research and Development Agreement

In March 2017, the Company amended its research and development agreement with PNL to set the final prototype price at $2,385,000 and the related payment schedule. In conjunction with the amended agreement, the Company committed to purchase at least six particle accelerators from PNL over the next three years.

As of December 31, 2022, the Company has made milestone payments totaling $2,385,000 related to the initial particle accelerator. As the initial particle accelerator will be used in production after initial testing, these payments were capitalized as construction-in-progress within property and equipment. See also Note 3.

RAYTON SOLAR, INC.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 6 – STOCKHOLDERS’ EQUITY

Common Stock

We have authorized the issuance of 200,000,000 shares of our common stock, each share having a par value of $0.0001.

During the year ended December 31, 2022, the Company collected the remaining balance of funds of $88,562 that were held in escrow as of December 31, 2021, net of minor fees withheld, related to the 2021 Regulation Crowdfunding offering. In addition, 12,492 shares of common stock that had been issued to one of the funding intermediaries in connection with the offering were cancelled based on final calculations of the amounts owed under the agreement. This had no net effect as the value of the shares both increase and decrease equity as costs of the offering.

During the year ended December 31, 2022, the Company initiated another Regulation Crowdfunding offering. Under this offering, the Company sold 296,336 shares of common stock for gross proceeds of $97,872 through December 31, 2022. The Company received $58,529 in proceeds net of offering costs and an escrow hold-back of approximately $6,000.

During the year ended December 31, 2021, the Company sold 5,245,481 shares of common stock for gross proceeds of $1,633,193 through its Regulation Crowdfunding offering and received $1,478,641 in proceeds from amounts sold which were subject to hold back. As of December 31, 2021, the Company had a remaining subscription receivable of $89,105. The Company recognized offering costs of approximately $155,000, which reduced additional paid-in capital, in connection with the sale of these shares. In addition, $163,500 of the proceeds were used to repay the service provider loan noted in Note 4. The Company also issued 114,944 shares of common stock to one of the funding intermediaries which both increases and decreases additional paid-in capital for no net effect.

In November 2021, the Company also sold 606,061 shares of common stock for proceeds of $200,000 in a private placement.

During the year ended December 31, 2021, the Company also issued 5,245,481 shares of common stock for the conversion of convertible debt and related accrued interest. See Note 4.

Stock Options

In 2014, our Board of Directors adopted the 2014 Equity Incentive Plan (the “2014 Plan”). The 2014 Plan provides for the grant of equity awards to our directors, employees, and certain key consultants, including stock options to purchase shares of our common stock, stock appreciation rights, stock awards, and performance shares.  Up to 15,000,000 shares of our common stock may be issued pursuant to awards granted under the 2014 Plan, subject to adjustment in the event of stock splits and other similar events. The 2014 Plan is administered by our Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board.

During the years ended December 31, 2022 and 2021, the Company did not grant any options to employees and non-employees.

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the related options.

The expected term of employee stock options is calculated using the simplified method, which takes into consideration the contractual life and vesting terms of the options.

RAYTON SOLAR, INC.

NOTES TO THE FINANCIAL STATEMENTS

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company’s common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

The Company recognizes stock option forfeitures as they occur as there is insufficient historical data to accurately determine future forfeiture rates.

A summary of the Company’s stock options activity and related information is as follows:

		Weighted	Weighted Average
	Number of	Average Exercise	Remaining
	Shares	Price	Contractual Term
Outstanding at December 31, 2020	11,835,000	$0.12	3.6
Granted	—	—	—
Exercised	—	—	—
Expired/Cancelled	—	—	—
Outstanding at December 31, 2021	11,835,000	$0.12	2.6
Granted	—	—	—
Exercised	—	—	—
Expired/Cancelled	—	—	—
Outstanding at December 31, 2022	11,835,000	$0.12	1.6

Exercisable at December 31, 2021	11,835,000	$0.12	2.6
Exercisable at December 31, 2022	11,835,000	$0.12	1.6

As of December 31, 2022, there was no remaining unrecognized vesting expense.

During the years ended December 31, 2022 and 2021, stock-based compensation was $0 and $0, respectively, as all options were fully vested.

Warrants

Based on funds raised through our Regulation A offering during the year ended December 31, 2018, the Company issued 9,759 warrants to purchase shares of our common stock to StartEngine Crowdfunding, Inc. The warrants have an exercise price of $1.52 and a term of ten years. The warrants allow for adjustments to the exercise price and number of shares based on future stock dividends, stock splits, and subsequent non-exempt equity sales. The Company accounts for these warrants in accordance with ASU 2017-11, which changes the classification analysis of certain equity-linked financial instruments (or embedded features) with down round features. Accordingly, the value of these warrants are contained within equity, both increasing and decreasing additional paid-in capital for a net zero effect.

NOTE 7 – RELATED PARTY TRANSACTIONS

Refer to Note 4 for details of related party convertible notes.

During 2019, the Company’s Chief Executive Officer advanced the Company $19,500. During the year ended December 31, 2022, the Company’s Chief Executive Officer advance an additional $23,000. These advances are non-interest bearing and due on demand. As of December 31, 2022 and 2021, a balance of $19,000 and $10,000 remains, respectively.

RAYTON SOLAR, INC.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 8 – INCOME TAXES

For the years ended December 31, 2022 and 2021, the Company did not record a current or deferred income tax expense or benefit due to current and historical losses incurred by the Company. The Company’s losses before income taxes consist solely of losses from domestic operations.

On March 27, 2020, the United States enacted the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”). The Cares Act includes provisions relating to refundable payroll tax credits, deferment of the employer portion of certain payroll taxes, net operating loss carryback periods, alternative minimum tax credit refunds, modifications to the net interest deduction limitations and technical corrections to tax depreciation methods for qualified improvement property. The CARES Act retroactively suspends the 80% income limitation on use of NOL carryovers for taxable years beginning before January 1, 2021, and allows 100% of any such taxable income to be offset by the amount of such NOL carryforward. This 80% income limitation is reinstated (with slight modifications) for tax years beginning after December 31, 2021.

The following table presents the current and deferred tax provision for federal and state income taxes for the years ended December 31, 2022 and 2021:

	2022	2021
Current tax provision
Federal	$-	$-
State	800	2,050
Total	$800	$2,050

Deferred tax provision (benefit)
Federal	$(105,000)	$(120,000)
State	(35,000)	(40,000)
Valuation allowance	140,000	160,000
Total	-	-
Total provision for income taxes	$800	$2,050

Reconciliations of the U.S. federal statutory rate to the actual tax rate are as follows for the years ended December 31, 2022 and 2021:

	2022	2021
Statutory US Federal tax rate	21.0%	21.0%
Permanent differences:
State and local income taxes, net of Federal benefit	7.0%	7.0%
Stock compensation	0.0%	0.0%
Other	0.0%	-1.6%
Temporary differences	-2.9%	-1.5%
Valuation allowance	-25.1%	-24.9%
Total	0.1%	0.0%

RAYTON SOLAR, INC.

NOTES TO THE FINANCIAL STATEMENTS

The components of our deferred tax assets (liabilities) for federal and state income taxes consisted of the following as of December 31, 2022 and 2021:

	2022	2021
Other	$30,000	$30,000
Net operating loss carryover	2,524,000	2,383,000
Stock-based compensation	241,000	241,000
Valuation allowance	(2,795,000)	(2,654,000)
Net deferred tax asset	$-	$-

Based on federal tax returns filed, or to be filed, through December 31, 2022, we had available approximately $9,013,000 in U.S. tax net operating loss carryforwards, pursuant to the Tax Reform Act of 1986, which assesses the utilization of a Company’s net operating loss carryforwards resulting from retaining continuity of its business operations and changes within its ownership structure. Net operating loss carryforwards after 2018 have no expiration.

The Company is subject to tax in the United States (“U.S.”) and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction.  The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods after 2019.  The Company currently is not under examination by any tax authority.

NOTE 9 – SUBSEQUENT EVENTS

On February 15, 2023 the Company initiated a new Regulation Crowdfunding offering. Under this offering, the company is selling up to 13,476,190 in preferred shares. Through April 21, 2023, the company sold shares for gross proceeds of $104,335. The Company received 96,635 in proceeds net of offering costs.

The Company has evaluated subsequent events that occurred after December 31, 2022 through April 21 2023, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.